

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 7, 2008

By Facsimile and U.S. Mail

Mr. Tony Jenson
Chief Executive Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202-1132

> **Re:** **Royal Gold, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 22, 2007**
> **File No. 001-13357**

Dear Mr. Jenson:

We have reviewed your Form 10-K for the fiscal year ended June 30, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Financial Statements and Supplementary Data, page 58

1.   We note you have interests in projects located in foreign countries. Provide the disclosures required by paragraph 38 of SFAS 131, or explain why these disclosures are unnecessary.

Note 9. Earnings Per Share Computation, page 86

2.   We note that you have granted certain restricted shares that vest with continued service. Please tell us whether or not you consider these restricted shares to be vested or non-vested for purposes of computing your shares outstanding and whether or not you included them in your computation of weighted average shares outstanding-basic. Please provide the applicable accounting guidance that supports your position.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 2. Acquisition of Battle Mountain and Gold Exploration, page 9

3.   We note your disclosure that the acquisition of Battle Mountain has been accounted for as an asset acquisition using the purchase method of accounting. Please clarify how you determined that the purchase of Battle Mountain was deemed an asset acquisition rather than a business combination.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief